Exhibit 23.1

When the transactions referred to in Notes 1(a) and 1(b) of the notes to the combined consolidated financial statements have been consummated, we will be in a position to render the following consent.

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Corsair Gaming, Inc.:

We consent to the use of our report on the combined consolidated balance sheets of Corsair Gaming, Inc. and subsidiaries as of December 31, 2019 and 2018, the related combined consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows for the years then ended, and the related notes, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

San Francisco, California

September 14, 2020, except as to Notes 1(a) and 1(b), which are as of                          , 2020